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                                                                    EXHIBIT 99.1


                                   CELANESE AG
                                FRANKFURT AM MAIN



                                   INVITATION
                          TO THE ANNUAL GENERAL MEETING
                                 OF CELANESE AG



Dear Shareholder,

We invite you to attend



                           THE ANNUAL GENERAL MEETING


of


                                   CELANESE AG
                     ON WEDNESDAY, MAY 10, 2000, 10:00 A.M.

                   at Halle 1 of Rhein-Main-Hallen, Wiesbaden


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                                     AGENDA


1. PRESENTATION OF THE APPROVED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT OF CELANESE AG AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS AND THE GROUP MANAGEMENT REPORT FOR FISCAL 1999, TOGETHER WITH THE REPORT OF THE SUPERVISORY BOARD.

2.       USE OF UNAPPROPRIATED RETAINED EARNINGS FOR FISCAL 1999

         The Board of Management and the Supervisory Board propose that the unappropriated retained earnings in the amount of euro 49,654,951 be used as follows:

         Payment of a dividend of euro 0.11 per share, payable as of May 11, 2000 euro 6,150,691

         Transfer to retained earnings

                                                             euro 43,504,260

3.       RATIFICATION OF THE ACTS OF THE BOARD OF MANAGEMENT

         The Board of Management and the Supervisory Board propose that the acts of the Board of Management be ratified.

4.       RATIFICATION OF THE ACTS OF THE SUPERVISORY BOARD

         The Board of Management and the Supervisory Board propose that the acts of the Supervisory Board be ratified.

5.       ELECTION TO THE SUPERVISORY BOARD

         The term of office of the members of the Supervisory Board to be elected by the shareholders will expire at the close of the Annual General Meeting on May 10, 2000.

         The Supervisory Board, consisting of twelve members pursuant to Article
         8.1 of the Articles of Association, is composed pursuant to Article 96 section 1, Article 101 section 1 of the German Stock Corporation Act (Aktiengesetz) in conjunction with Article 7 Section 1 No. 1 of the German Codetermination Act (Mitbestimmungsgesetz) of 1976 of six members to be elected by the shareholders and six members to be elected by the employees. In electing their representatives, the shareholders are not bound by nominations.

         The Supervisory Board proposes that the following gentlemen be elected as representatives of the shareholders for a term of office which shall expire at the close of the Annual General Meeting at which a resolution shall be passed on the ratification of the acts of the Supervisory Board for fiscal 2004:

         1. Dr. Guenter Metz, Bad Soden am Taunus, Germany, former deputy chairman of the Board of Management of Hoechst AG;
                  Member of the Supervisory Board of Aventis S. A., Schenker AG, Walter Bau AG, Zurich Agrippina AG

         2. Khaled Saleh Buhamrah, Kuwait City, Kuwait, chairman and managing director of Petrochemical Industries Co., Kuwait; Member of the Board of Directors of Kuwait Petroleum Corporation



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         3.       Alan R. Hirsig, Haverford, Pennsylvania, USA, former president and chief executive officer of ARCO Chemical Company, USA; Member of the Board of Directors of Hercules Inc., Checkpoint Systems Inc. and Philadelphia Suburban Corporation

         4. Dr. Joannes C. M. Hovers, Blaricum, Netherlands, former chief executive officer of Oce N.V., Netherlands;
                  Member of the Supervisory Board of Ericsson Telecommunicatie
                  B. V., De Nederlandsche Bank N. V., Koninklijke Grolsch N. V., Mignoz en De Block N. V., Randstad Holding N. V.

         5. Dr. Alfons Titzrath, Cologne, Germany, chairman of the Supervisory Board of Dresdner Bank AG;
                  Member of the Supervisory Board of Allianz AG (Deputy Chairman), Muenchener Rueckversicherungs-Gesellschaft AG, RWE Aktiengesellschaft, VAW aluminium AG

         6. Kendrick R. Wilson III, Katonah, New York, USA, managing director of Goldman, Sachs & Co., USA;
                  Member of the Board of Directors of Bank United Corp., Anthracite Capital Corp. LLC and American Marine Holdings Corp.

6.       REMUNERATION FOR THE MEMBERS OF THE SUPERVISORY BOARD

         The Board of Management and the Supervisory Board propose that the following resolution be adopted:

         a) From January 1, 2000 the members of the Supervisory Board shall receive remuneration for the performance of their services as follows:

                  aa) Every Supervisory Board member shall receive a fixed remuneration of DM 60,000 per year. Of this, an amount of DM 30,000 shall be paid in the form of shares in the company to the extent that, on the due date for the remuneration, the company has shares of its own which it may use for this purpose; the remaining remuneration shall be paid in cash. In the case of payment by shares, the value of the shares shall be determined according to the arithmetic mean value of the closing price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the general meeting which precedes the due date for the remuneration.

                  bb) Every Supervisory Board member shall additionally receive an attendance fee of DM 3,000 for every Supervisory Board meeting and, for services as a member of a Supervisory Board committee, an annual fixed remuneration of DM 3,000 for simple committee members and DM 6,000 for the chairman of a committee.

                  cc) In addition, every Supervisory Board member shall annually receive stock appreciation rights in an aggregate value equivalent to DM 40,000. The number of stock appreciation rights shall be the equivalent to the amount of DM 40,000, divided by the value of each individual stock appreciation right, rounded up to the next higher even number of stock appreciation rights divisible, without remainder, by 50. The value of the individual stock appreciation rights will be determined by the following three credit institutions on the basis of the arithmetic mean value of the closing prices for the shares of the company in Xetra trading (or a comparable



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                           successor system) at the Frankfurt Stock Exchange
                           on the last twenty consecutive stock exchange trading days before October 1 of the year for which the remuneration is paid in the form of stock appreciation rights, using the Black-Scholes formula: Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG und J.P. Morgan & Co., Inc. Should the aforementioned credit institutions arrive at different values, the average of such values shall be relevant.

                           The stock appreciation rights have the following contents:

                           Payment claim

                           Each stock appreciation right represents the right to a cash payment equal to the difference between the arithmetic mean value of the closing price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before October 1 of the year for which the remuneration is paid in the form of stock appreciation rights and the opening price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the exercise date.

                           Vesting period, term and exercise period

                           The stock appreciation rights can be exercised for the first time after the expiry of the vesting period. The vesting period shall begin on October 1 of the year for which the remuneration is paid in the form of stock appreciation rights, and shall end on September 30 in the second year thereafter. The term of the stock appreciation rights shall begin on October 1 of the year for which the remuneration is paid in the form of stock appreciation rights, and shall end ten years thereafter. The exercise period shall begin upon expiry of the vesting period and end upon expiry of the term of the stock appreciation rights. Stock appreciation rights can be exercised on any stock exchange trading day in Frankfurt am Main during the exercise period. However, the exercise of the stock appreciation rights shall be excluded on days excluded by the Supervisory Board in advance for the purpose of avoiding the use of insider information or for the protection of the company and the shareholders. If stock appreciation rights are not exercised during the exercise period, or if they cannot be exercised, they shall lapse without compensation.

                           Performance goal

                           The stock appreciation rights may only be exercised if the stock exchange price of the shares of the company performs better, in the time between October 1 of the year for which the remuneration is paid in the form of stock appreciation rights and the time of the exercise of the stock appreciation rights, than the median of the group of competitors defined below (performance goal).

                           The group of competitors consists of the following companies: The Dow Chemical Company, Midland, Michigan, USA; Union Carbide Corporation, Danbury, Connecticut, USA; DSM N.V., Heerlen, The Netherlands; Eastman Chemical Company, Kingsport, Tennessee, USA; Georgia Gulf Corporation, Atlanta, Georgia, USA; Lyondell Chemical Corporation, Houston, Texas, USA; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millenium Chemicals Inc., Red Bank, New Jersey, USA. Should the merger between The Dow Chemical Company and Union Carbide Corporation be consummated, the company surviving such merger shall be part of the group of competitors.






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                           The performance of the stock exchange price of the
                           shares of the company shall be determined by comparing (1.) the arithmetic mean value of the closing prices of the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive trading days before October 1 of the year for which the remuneration is paid in the form of stock appreciation rights (hereinafter the "base value") and (2.) the closing price of the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last trading day preceding the exercise date. Dividend payments, the value of statutory pre-emptive rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used for the determination of the DAX Performance Index. The percentage by which the closing price of the share of the company referred to above deviates from the base value, taking account of the factors named above, shall constitute the performance of the stock exchange price of the shares of the company (hereinafter the "performance of the stock exchange price of Celanese AG").

                           The performance goal is achieved if the performance of the stock exchange price of Celanese AG is better than the performance of the stock exchange price of the median for the group of competitors in the same period used to determine the performance of the stock exchange price of the shares of Celanese AG. The median is the stock exchange price of the share of such member of the group of competitors which is in the middle, compared to the performance of the stock exchange price for all companies in the group of competitors in ascending order. In the case of an even number of companies, the arithmetic mean value for the two companies in the middle shall be relevant.

                           The starting point (initial amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the arithmetic mean value of the closing price of the ordinary share at the relevant stock exchange on the last twenty consecutive trading days before October 1 of the year for which the remuneration is paid in the form of stock appreciation rights. The reference rate (reference amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the closing price of the ordinary share of each company in the group of competitors at the relevant stock exchange on the last trading day before the exercise of the stock appreciation rights. Should the merger between The Dow Chemical Company and Union Carbide Corporation be consummated, the stock exchange price of the shares of the company surviving such merger shall be compared as reference amount with the initial amount for The Dow Chemical Company. The relevant stock exchange for the companies in the group of competitors domiciled in the USA is the securities exchange in New York, USA, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, The Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The value performance of the stock exchange price for the companies in the group of competitors is the percentage by which the reference amount deviates from the initial amount in each case. Dividend payments, the value of statutory pre-emptive rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used to determine the DAX
                           Performance Index.




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                           Companies in the group of competitors whose shares
                           are no longer traded on the relevant securities exchange at the time of the exercise of the stock appreciation rights shall cease to belong to the group of competitors.

                           Exercise

                           The stock appreciation rights may be exercised by written (or telefax) statement to the company's Corporate Human Resources department indicating the number of stock appreciation rights exercised in each case. The Supervisory Board shall fix the further rules dealing only with the technical handling of the exercise of the rights and with payment.

                           Non-transferability

                           The stock appreciation rights are non-transferable. In the event of death, they shall pass over to the heir(s), and shall lapse six months after the time of death if they are not or could not be exercised by that time. If a Supervisory Board member ceases to belong to the Supervisory Board, the stock appreciation rights granted to such member shall remain unaffected therefrom.

                  dd) The remuneration pursuant to aa) and cc) shall be increased to the double amount for the chairman and to 1 1/2 times the amount for the deputy chairman, likewise for the attendance fee. Supervisory Board members who belong to the Supervisory Board only for a part of the fiscal year shall receive a lower amount of remuneration pro rata temporis.

                  ee) The remuneration pursuant to aa) and bb) shall be payable on the fourth banking day after the Annual General Meeting for the preceding fiscal year.

                  ff) The members of the Supervisory Board shall receive reimbursement of the expenses incurred through the performance of their functions, including any VAT on their remuneration and the amount of expenses to be reimbursed. Furthermore, the Supervisory Board members shall obtain adequate insurance coverage.

         b) For fiscal 1999, the Supervisory Board members whose term of office expires at the close of the Annual General Meeting on May 10, 2000, as well as the employee representatives in the Supervisory Board shall receive a reduced remuneration according to a) above in relation to the duration of their term of office. However, with regard to the remuneration by means of stock appreciation rights, when determining the performance goal, the base value shall correspond to Euro
                  16.3705 and the relevant period for determining the initial amount of the stock exchange prices for the companies in the group of competitors shall consist of those twenty consecutive trading days on the relevant securities exchanges starting on October 25, 1999 (date of first listing of the shares of the company). Each individual stock appreciation right shall have a value corresponding to Euro 6.50.

7.       AUTHORIZATION FOR SHARE BUY-BACK

         The Supervisory Board and the Board of Management propose that the following resolution be adopted:

         a) The Board of Management is authorised to acquire, by November 9, 2001, shares of the company up to a maximum representing 10% of its current capital stock. If the acquisition is made through the stock exchange, the consideration for the acquisition of one share (without ancillary costs of acquisition) must not exceed or fall short of the arithmetic mean value of the closing price for the shares of the company in the Xetra


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                  trading system (or a comparable successor system)
                  at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the acquisition by more than 10%. If the acquisition is based on a public tender offer (or a public request to submit offers), or is made in some other way pursuant to Article 53a of the German Stock Corporation Act, the consideration per share (without ancillary costs of acquisition) must not exceed or fall short of the arithmetic mean value of the closing price for the shares in the Xetra trading system (or a comparable successor system) at the Frankfurt Stock Exchange on the fifth to the twenty-fourth stock exchange trading day before the publication of the offer or, in the case of an acquisition in some other way, before the acquisition, by more than 25%.

         b) The authorization can be exercised in its entirety or in several parts, but only in pursuance of the purposes named in lit. c), d) and e) hereinafter. An acquisition is also admissible in order to cover price risks relating to the Stock Appreciation Rights issued by the company in 1999 and other possible Stock Appreciation Programs (programs for compensation elements linked to the performance of the share price) for the following years, and relating to the issuance of stock appreciation rights to members of the Supervisory Board in accordance with item 6 lit. a) cc) of the Agenda by way of a subsequent resale of the acquired shares.

         c) The Board of Management is authorised to sell the own shares acquired on the basis of this authorization in other ways than through the stock exchange or through an offer to all shareholders, provided the Supervisory Board consents and provided the shares are sold for a price which is not materially below the stock exchange price of the company's shares at the time of the sale. The relevant stock exchange price for the purposes of the above provision is the arithmetic mean value of the closing price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the sale of the shares.

         d) The Board of Management is authorised to use the own shares acquired on the basis of this authorization to pay the fixed remuneration to Supervisory Board members in the amount of DM 60,000 for simple Supervisory Board members, DM 90,000 for the deputy Supervisory Board chairman and DM 120,000 for the Supervisory Board chairman, in each case up to half of the amount with shares of the company. In this case, the value of the shares which represent such remuneration shall be determined in accordance with the arithmetic mean value of the closing price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the general meeting which precedes the due date for the remuneration.

         e) The Board of Management is further authorised to offer the own shares acquired on the basis of this authorization to executives entitled under a stock option program (as described in lit. h) below), and to transfer such shares to them. If members of the Board of Management are among the persons eligible under the stock option program, the Supervisory Board is authorised to offer and transfer the shares pursuant to this lit. e) in conjunction with lit. h).

         f) The authorization under lit. c), d) and e) can be exercised individually or collectively once or several times in whole or in part.

         g) The shareholders' subscription right regarding these own shares is excluded to the extent that such shares are used in accordance with the authorizations in lit. c), d) and e).
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         h)       The stock option program must comply with the following
                  provisions:

                  Eligible persons

                  Those persons eligible to receive stock options include - in each case as of the time stock options are granted - the members of the Board of Management of Celanese AG (Group 1), employees in senior management positions (executives) of Celanese AG pertaining to the Global Management Team or assigned to contract levels 3 or 4 (Group 2), members of management boards of subsidiaries in Germany and abroad (Group
                  3) and other senior executives of subsidiaries, insofar as they pertain to the Global Management Team or are assigned to contract levels 2 to 4 (Group 4) (collectively the "Eligible Persons"). Stock options for up to two million shares in the company may be granted to the Eligible Persons. Every stock option entitles the Eligible Persons to purchase one share in the company. The total volume of stock options shall be allocated to the groups of Eligible Persons as follows: 18% to Group 1; 6% to Group 2; 10% to Group 3 and 66% to Group 4. Members of the Board of Management or senior executives of Celanese AG who are also members of the management of subsidiaries shall only be allocated stock options from the volume provided for members of the Board of Management or senior executives of Celanese AG.

                  Grant of stock options

                  The stock options will be granted at a point in time between September 1 and December 31, 2000. The Supervisory Board is authorised to grant stock options to members of the Board of Management of Celanese AG. The responsibility of granting stock options to all other Eligible Persons shall be with the Board of Management.

                  Vesting period, term and exercise period

                  The stock options can be exercised for the first time after the expiry of a vesting period. The vesting period shall begin upon the granting of the stock options and end two years thereafter. The term of the stock options shall begin when they are granted and end ten years thereafter. The exercise period shall begin upon expiry of the vesting period and end upon expiry of the term of the stock options. The Supervisory Board, for the members of the Board of Management, and the Board of Management can fix dates or periods for the further Eligible Persons at or during which stock options cannot be exercised even in the exercise period. If stock options are not exercised during the exercise period, or if they cannot be exercised, they shall lapse without any consideration.

                  Exercise price

                  The exercise price is the arithmetic mean value of the closing price for the shares of the company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days preceding the granting of the stock options.

                  Performance goal

                  The stock options may only be exercised if the closing price of the shares of the company performs better, in the time between the granting of the stock options and the time of the exercise of the stock options, than the median of the group of competitors defined below (performance goal).
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                  The group of competitors consists of the following companies:
                  The Dow Chemical Company, Midland, Michigan, USA; Union Carbide Corporation, Danbury, Connecticut, USA; DSM N.V., Heerlen, The Netherlands; Eastman Chemical Company, Kingsport, Tennessee, USA; Georgia Gulf Corporation, Atlanta, Georgia, USA; Lyondell Chemical Corporation, Houston, Texas, USA; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millenium Chemicals Inc., Red Bank, New Jersey, USA. Should the merger between The Dow Chemical Company and Union Carbide Corporation be consummated, the company surviving such merger shall be part of the group of competitors.

                  The performance of the stock exchange price of the shares of the company shall be determined by means of a comparison between (1.) the exercise price and (2.) the closing price of the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last stock exchange trading day preceding the exercise date. Dividend payments, the value of statutory pre-emptive rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used for the determination of the DAX Performance Index. The percentage by which the closing price of the share of the Celanese AG referred to above deviates from the exercise price, taking account of the factors named above, shall constitute the performance of the stock exchange price of the shares of the company (hereinafter the "performance of the stock exchange price of Celanese AG").

                  The performance goal is achieved if the performance of the stock exchange price of Celanese AG is better than the performance of the value of the stock exchange price of the median for the group of competitors in the same period used to determine the performance of the stock exchange price of Celanese AG.

                  The starting point (initial amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the arithmetic mean value of the closing price of the ordinary share at the relevant stock exchange on the last twenty consecutive trading days before the granting of the stock options. The reference rate (reference amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the closing price of the ordinary share of each company in the group of competitors at the relevant stock exchange on the last stock exchange trading day before the exercise of the stock options. Should the merger between The Dow Chemical Company and Union Carbide Corporation be consummated, the stock exchange price of the shares of the company surviving such merger shall be compared as reference amount with the initial amount for The Dow Chemical Company. The relevant stock exchange for the companies in the group of competitors domiciled in the USA is the securities exchange in New York, USA, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, The Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The value performance of the stock exchange price for the companies in the group of competitors is the percentage by which the reference amount deviates from the initial amount in each case. Dividend payments, the value of statutory pre-emptive rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used to determine the DAX Performance Index.

                  Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of the exercise of the stock appreciation rights, shall cease to belong to the group of competitors.
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                  Non-transferability/employment

                  The stock options are non-transferable. They may be exercised only if the Eligible Person has an unterminated employment or service contract with Celanese AG or a subsidiary of Celanese AG. Special provisions can be made in the event of death, retirement and other special cases of withdrawal, including the sale or transfer of undertakings or businesses belonging to the Celanese Group.

                  Further conditions for exercising the stock options

                  The details for granting the stock options and the further conditions of the stock option plan will be fixed by the Supervisory Board where members of the Board of Management of Celanese AG are concerned, otherwise by the Board of Management of Celanese AG which, to the extent required by law, decides by agreement with the management of the subsidiaries which pay the remuneration for the Eligible Persons. These details include in particular the election of individual Eligible Persons from the group of Eligible Persons, the granting of stock options to individual Eligible Persons, the implementation and proceedings for granting and exercising the stock options and the issue of shares as well as provisions on the treatment of stock options in special cases. The exercise conditions can also provide for the company to pay the monetary value in cash instead of delivery of shares.

         REPORT OF THE BOARD OF MANAGEMENT TO THE ANNUAL GENERAL MEETING ON ITEM 7 OF THE AGENDA

         Article 71 Section 1 Number 8 of the German Stock Corporation Act ("AktG") gives stock corporations the opportunity to acquire up to 10% of their capital stock if approved by the shareholders. Item 7 contains the proposal to give such an authorization limited to a period of eighteen months. This is to enable the Board of Management to acquire up to 10% of the capital stock of the company in the interests of the company and its shareholders. The own shares acquired by the company can be sold again through the stock exchange or through a public offer to all shareholders. These possibilities of selling such shares safeguard the shareholders' right to equal treatment in the case of a resale of the shares.

         Moreover, the company can also sell the acquired own shares outside the stock exchange without a public offer to all shareholders, provided the own shares are sold for a price which is not materially below the stock exchange price at the time of the sale. This authorization, which is tantamount to an exclusion of subscription rights, is permitted under
         Article 71 Section 1 Number 8 AktG by analogous application of
         Article 186 Section 3 Sentence 4 AktG. This is intended in particular to make it possible in the interest of the company to offer its own shares to institutional investors in Germany and abroad and to win new shareholder groups. The proposed authorization is to put the company into a position where it can quickly and flexibly react to favourable stock market situations. The shareholders' financial interests and voting rights are duly observed. The authorization to exclude subscription rights on the basis of Article 186 Section 3 Sentence 4 AktG is limited in the case of a sale of own shares to a maximum of 10% of the capital stock of the company. The shareholders' interest in protection against watering down of their shares is safeguarded by the provision allowing the shares to be sold only for a price which is not materially below the relevant stock exchange price. The sales price for its own shares will be definitely fixed shortly before the sale. In doing so, the Board of Management will endeavour, taking account of the current market situation, to keep the markdown from the stock exchange quotation as low as possible.

         The authorization will also enable Celanese AG to pay up to one half of the fixed part of the remuneration for Supervisory Board members by granting company shares. Although shareholders' subscription rights are excluded, the shareholders' financial interests and voting rights will be duly protected in any case of shares being granted to Supervisory Board members. The volume of the shares which can be granted to Supervisory Board members is limited to half of the amount of the fixed remuneration. Any watering down of the shareholders' participation rights would be insignificant. The issue of shares is an element of the remuneration for Supervisory Board members which is internationally common, and increasingly so in Germany. The granting of shares gives the Supervisory Board an incentive to raise the long-term value of the company and thus is in the interest of the company and its shareholders.

         Furthermore, the provisions in e) and h) give the company the possibility to use its own shares to implement stock option plans.

         This authorization is based on the reference to Article 193
         Section 2 Number 4 AktG, set forth in Article 71 Section 1 Number 8 AktG. All essential provisions governing the stock option plan are set out in the proposed resolution. Therefore, only the most important matters will be explained in the following:

         The granting of stock options to executives entitling them to purchase company's stock under certain conditions is among the internationally common methods of remuneration. It has also become increasingly common in Germany in recent years. The granting of stock options gives executives an incentive to raise the value of the company through special efforts and thereby to improve the stock exchange value of the company. Moreover, a possibility is created to compete for international managerial talent, as well as to attract and retain qualified international managers in Germany and abroad. In view of the pronounced globalisation of the business activities of the Celanese Group, attracting and retaining qualified managers is especially important to the company and corresponds to the expectations of the capital market. Using stock option plans enhances the interests of investors in company's stock.

         Because of the purpose of the stock option plan described above, the shares acquired on the basis of the authorization can, in the event of a sale, not be offered to the shareholders, but only to persons whose responsibility or work can make a major contribution to increasing the value of the various undertakings belonging to the Celanese Group.

         The stock options may be granted only at a point in time between September 1 and December 31, 2000. The Supervisory Board shall be solely responsible for granting stock options to members of the company's Board of Management of the company. For all other Eligible Persons, the Board of Management shall be solely responsible.

         The stock option rights can be exercised in principle only if, at the time of the exercise of the right, the Eligible Person has a service or employment contract with the company or its subsidiaries which has not been terminated. This ensures that only persons having contributed to achieving the performance goal through their commitment and services can benefit from the stock option plan.

         The stock options may be exercised only after the expiry of a vesting period of two years. This vesting period is the same as the vesting period in a large number of undertakings; it is also equivalent to the minimum period of two years stipulated by the legislator in Article 193 Section 2 Number 4 AktG. The Board of Management and the Supervisory Board will also stipulate in advance time limitations for exercising the option rights in view of the prohibition of insider trading, as well as further restrictions which are in the interests of the company and its shareholders.

         The exercise price is the stock exchange price directly prior to the granting of the stock options. This creates a special incentive in the interest of the shareholders to contribute to the enhancement of the value of the company reflected in the stock exchange price.

         The stock options can be exercised only if the performance goal is achieved. The performance goal is achieved if the stock exchange price for the shares of the company performs better than the median of the stock exchange price for the most important competitors of the company whose shares are quoted on the stock exchange. The median is the arithmetic mean value of the stock exchange prices of the two companies in the group of competitors which, compared to the value performance of the stock exchange prices for all companies in the group of competitors, are in the middle. If the number of companies in the group of competitors falls for one of the reasons named in the proposal for the resolution, the company in the middle of the value performance of the stock exchange prices shall be relevant, in the case of an even number of companies the arithmetic mean value of the two companies in the middle. In determining the performance of the stock exchange prices for the company and for the undertakings in the group of competitors, distribution of assets to shareholders must be taken into account, in particular dividend payments. This ensures that the entire value appreciation, which consists of the performance of the stock exchange prices and of such other factors, will be included in the comparison.

         The financial interests and voting rights of the shareholders are duly preserved in the sale of the company's own shares to third parties subject to the exclusion of the shareholders' subscription rights. The authorization to use shares for the purposes of the stock option plan is limited to a maximum of approximately 3.6% of the subscribed capital of the company.

         The Management Board will inform the next Annual General
         Meeting on the use of the authorization.

      8. FACILITATION OF THE EXERCISE OF VOTING RIGHTS

         The draft bill of a law concerning registered shares and to facilitate the exercise of voting rights ("NaStraG") of 15 November 1999 provides for an amendment of the Stock Corporation Act (Aktiengesetz) whereby the exercise of voting rights by shareholders at shareholders' meetings will be facilitated. Under current law, a proxy for the purpose of exercising the right to vote must be in writing. The NaStraG provides for the written form to be required for proxy only if the Articles of Association do not allow a simpler form. Anticipating the necessary amendment of the Stock Corporation Act, this possibility shall be used by the company.

         The Board of Management and the Supervisory Board accordingly propose that the following resolution be adopted:

         a) The following shall be inserted after sentence 1 of Section 13 of the Articles of Association:

                           "If members of the Proxy Committee of the company are authorised to exercise the right to vote, proxy can also be granted by e-mail with a digital signature or other technically customary proof of authenticity to be determined by the Company. The e-mail address to which the proxy is to be sent in this case, as well as other details for the granting of proxy, shall be announced together with the invitation to the Annual General Meeting in the journals for the announcements of the company."

         b) The Board of Management is instructed to apply for the registration of the amendment of Article 13 of the Articles of Association in the commercial register as soon as an amendment of the Stock Corporation Act (Aktiengesetz) providing that the Articles of Association can provide for a form of proxy to exercise the voting right other than the written form becomes effective.

9.       ELECTION OF THE AUDITORS

         The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
         Wirtschaftspruefungsgesellschaft, Frankfurt am Main, to serve as the auditor for the annual financial statements and the consolidated financial statements for fiscal 2000.


   CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND EXERCISING THE
                                VOTING RIGHT

To attend the Annual General Meeting and to exercise the voting right either personally or through third parties with written power of attorney, shareholders are required under Article 13 of the Articles of Association to be listed in the share register of the company on the day of the Annual General Meeting and to have registered for attendance by Friday, May 5, 2000 with the company. Persons entitled to attend receive an admission card. Voting rights may be exercised through proxy, also through an association of shareholders.

Shareholders who are registered in the company's share register will receive by mail the agenda of the shareholders' meeting of May 10, 2000, the annual report and the registration and proxy forms.

Frankfurt am Main, March 2000



                                                 CELANESE AG
                                           THE BOARD OF MANAGEMENT



This document constitutes a translation of the authentic German version which can be requested from the company under the following address: Celanese AG, Corporate Finance / Capital Markets / AGM, Building C 660, D-65926 Frankfurt am Main.

                  the Celanese AG referred to above deviates from the exercise price, taking account of the factors named above, shall constitute the performance of the stock exchange price of the shares of the company (hereinafter the "performance of the stock exchange price of Celanese AG").

                  The performance goal is achieved if the performance of the stock exchange price of Celanese AG is better than the performance of the value of the stock exchange price of the median for the group of competitors in the same period used to determine the performance of the stock exchange price of Celanese AG.

                  The starting point (initial amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the arithmetic mean value of the closing price of the ordinary share at the relevant stock exchange on the last twenty consecutive trading days before the granting of the stock options. The reference rate (reference amount) for determining the value performance of the stock exchange prices for the companies in the group of competitors is the closing price of the ordinary share of each company in the group of competitors at the relevant stock exchange on the last stock exchange trading day before the exercise of the stock options. Should the merger between The Dow Chemical Company and Union Carbide Corporation be consummated, the stock exchange price of the shares of the company surviving such merger shall be compared as reference amount with the initial amount for The Dow Chemical Company. The relevant stock exchange for the companies in the group of competitors domiciled in the USA is the securities exchange in New York, USA, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, The Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The value performance of the stock exchange price for the companies in the group of competitors is the percentage by which the reference amount deviates from the initial amount in each case. Dividend payments, the value of statutory pre-emptive rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used to determine the DAX Performance Index.

                  Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of the exercise of the stock appreciation rights, shall cease to belong to the group of competitors.

                  Non-transferability/employment

                  The stock options are non-transferable. They may be exercised only if the Eligible Person has an unterminated employment or service contract with Celanese AG or a subsidiary of Celanese AG. Special provisions can be made in the event of death, retirement and other special cases of withdrawal, including the sale or transfer of undertakings or businesses belonging to the Celanese Group.

                  Further conditions for exercising the stock options

                  The details for granting the stock options and the further conditions of the stock option plan will be fixed by the Supervisory Board where members of the Board of Management of Celanese AG are concerned, otherwise by the Board of Management of Celanese AG which, to the extent required by law, decides by agreement with the management of the subsidiaries which pay the remuneration for the Eligible Persons. These details include in particular the election of individual Eligible Persons from the group of Eligible Persons, the granting of stock options to individual Eligible Persons, the implementation and proceedings for granting and exercising the stock options and the issue of shares as well as provisions on the treatment of stock options in special cases. The exercise conditions can also provide for the company to pay the monetary value in cash instead of delivery of shares.

                  REPORT OF THE BOARD OF MANAGEMENT TO THE ANNUAL GENERAL MEETING ON ITEM 7 OF THE AGENDA

                  Article 71 Section 1 Number 8 of the German Stock Corporation Act ("AktG") gives stock corporations the opportunity to acquire up to 10% of their capital stock if approved by the shareholders. Item 7 contains the proposal to give such an authorization limited to a period of eighteen months. This is to enable the Board of Management to acquire up to 10% of the capital stock of the company in the interests of the company and its shareholders. The own shares acquired by the company can be sold again through the stock exchange or through a public offer to all shareholders. These possibilities of selling such shares safeguard the shareholders' right to equal treatment in the case of a resale of the shares.

                  Moreover, the company can also sell the acquired own shares outside the stock exchange without a public offer to all shareholders, provided the own shares are sold for a price which is not materially below the stock exchange price at the time of the sale. This authorization, which is tantamount to an exclusion of subscription rights, is permitted under
                  Article 71 Section 1 Number 8 AktG by analogous application of
                  Article 186 Section 3 Sentence 4 AktG. This is intended in particular to make it possible in the interest of the company to offer its own shares to institutional investors in Germany and abroad and to win new shareholder groups. The proposed authorization is to put the company into a position where it can quickly and flexibly react to favourable stock market situations. The shareholders' financial interests and voting rights are duly observed. The authorization to exclude subscription rights on the basis of Article 186 Section 3 Sentence 4 AktG is limited in the case of a sale of own shares to a maximum of 10% of the capital stock of the company. The shareholders' interest in protection against watering down of their shares is safeguarded by the provision allowing the shares to be sold only for a price which is not materially below the relevant stock exchange price. The sales price for its own shares will be definitely fixed shortly before the sale. In doing so, the Board of Management will endeavour, taking account of the current market situation, to keep the markdown from the stock exchange quotation as low as possible.

                  The authorization will also enable Celanese AG to pay up to one half of the fixed part of the remuneration for Supervisory Board members by granting company shares. Although shareholders' subscription rights are excluded, the shareholders' financial interests and voting rights will be duly protected in any case of shares being granted to Supervisory Board members. The volume of the shares which can be granted to Supervisory Board members is limited to half of the amount of the fixed remuneration. Any watering down of the shareholders' participation rights would be insignificant. The issue of shares is an element of the remuneration for Supervisory Board members which is internationally common, and increasingly so in Germany. The granting of shares gives the Supervisory Board an incentive to raise the long-term value of the company and thus is in the interest of the company and its shareholders.

                  Furthermore, the provisions in e) and h) give the company the possibility to use its own shares to implement stock option plans.

                  This authorization is based on the reference to Article 193
                  Section 2 Number 4 AktG, set forth in Article 71 Section 1 Number 8 AktG. All essential provisions governing the stock option plan are set out in the proposed resolution. Therefore, only the most important matters will be explained in the following:

                  The granting of stock options to executives entitling them to purchase company's stock under certain conditions is among the internationally common methods of remuneration. It has also become increasingly common in Germany in recent years. The granting of stock options gives executives an incentive to raise the value of the company through special efforts and thereby to improve the stock exchange value of the company. Moreover, a possibility is created to compete for international managerial talent, as well as to attract and retain qualified international managers in Germany and abroad. In view of the pronounced globalisation of the business activities of the Celanese Group, attracting and retaining qualified managers is especially important to the company and corresponds to the expectations of the capital market. Using stock option plans enhances the interests of investors in company's stock.

                  Because of the purpose of the stock option plan described above, the shares acquired on the basis of the authorization can, in the event of a sale, not be offered to the shareholders, but only to persons whose responsibility or work can make a major contribution to increasing the value of the various undertakings belonging to the Celanese Group.

                  The stock options may be granted only at a point in time between September 1 and December 31, 2000. The Supervisory Board shall be solely responsible for granting stock options to members of the company's Board of Management of the company. For all other Eligible Persons, the Board of Management shall be solely responsible.

                  The stock option rights can be exercised in principle only if, at the time of the exercise of the right, the Eligible Person has a service or employment contract with the company or its subsidiaries which has not been terminated. This ensures that only persons having contributed to achieving the performance goal through their commitment and services can benefit from the stock option plan.

                  The stock options may be exercised only after the expiry of a vesting period of two years. This vesting period is the same as the vesting period in a large number of undertakings; it is also equivalent to the minimum period of two years stipulated by the legislator in Article 193 Section 2 Number 4 AktG. The Board of Management and the Supervisory Board will also stipulate in advance time limitations for exercising the option rights in view of the prohibition of insider trading, as well as further restrictions which are in the interests of the company and its shareholders.

                  The exercise price is the stock exchange price directly prior to the granting of the stock options. This creates a special incentive in the interest of the shareholders to contribute to the enhancement of the value of the company reflected in the stock exchange price.

                  The stock options can be exercised only if the performance goal is achieved. The performance goal is achieved if the stock exchange price for the shares of the company performs better than the median of the stock exchange price for the most important competitors of the company whose shares are quoted on the stock exchange. The median is the arithmetic mean value of the stock exchange prices of the two companies in the group of competitors which, compared to the value performance of the stock exchange prices for all companies in the group of competitors, are in the middle. If the number of companies in the group of competitors falls for one of the reasons named in the proposal for the resolution, the company in the middle of the value performance of the stock exchange prices shall be relevant, in the case of an even number of companies the arithmetic mean value of the two companies in the middle. In determining the performance of the stock exchange prices for the company and for the undertakings in the group of competitors, distribution of assets to shareholders must be taken into account, in particular dividend payments. This ensures that the entire value appreciation, which consists of the performance of the stock exchange prices and of such other factors, will be included in the comparison.

                  The financial interests and voting rights of the shareholders are duly preserved in the sale of the company's own shares to third parties subject to the exclusion of the shareholders' subscription rights. The authorization to use shares for the purposes of the stock option plan is limited to a maximum of approximately 3.6% of the subscribed capital of the company.

                  The Management Board will inform the next Annual General Meeting on the use of the authorization.

8.       FACILITATION OF THE EXERCISE OF VOTING RIGHTS

         The draft bill of a law concerning registered shares and to facilitate the exercise of voting rights ("NaStraG") of 15 November 1999 provides for an amendment of the Stock Corporation Act (Aktiengesetz) whereby the exercise of voting rights by shareholders at shareholders' meetings will be facilitated. Under current law, a proxy for the purpose of exercising the right to vote must be in writing. The NaStraG provides for the written form to be required for proxy only if the Articles of Association do not allow a simpler form. Anticipating the necessary amendment of the Stock Corporation Act, this possibility shall be used by the company.

         The Board of Management and the Supervisory Board accordingly propose that the following resolution be adopted:

         a) The following shall be inserted after sentence 1 of Section 13 of the Articles of Association:

                           "If members of the Proxy Committee of the company are authorised to exercise the right to vote, proxy can also be granted by e-mail with a digital signature or other technically customary proof of authenticity to be determined by the Company. The e-mail address to which the proxy is to be sent in this case, as well as other details for the granting of proxy, shall be announced together with the invitation to the Annual General Meeting in the journals for the announcements of the company."

         b) The Board of Management is instructed to apply for the registration of the amendment of Article 13 of the Articles of Association in the commercial register as soon as an amendment of the Stock Corporation Act (Aktiengesetz) providing that the Articles of Association can provide for a form of proxy to exercise the voting right other than the written form becomes effective.

9.       ELECTION OF THE AUDITORS

         The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
         Wirtschaftspruefungsgesellschaft, Frankfurt am Main, to serve as the auditor for the annual financial statements and the consolidated financial statements for fiscal 2000.

CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND EXERCISING THE VOTING RIGHT

To attend the Annual General Meeting and to exercise the voting right either personally or through third parties with written power of attorney, shareholders are required under Article 13 of the Articles of Association to be listed in the share register of the company on the day of the Annual General Meeting and to have registered for attendance by Friday, May 5, 2000 with the company. Persons entitled to attend receive an admission card. Voting rights may be exercised through proxy, also through an association of shareholders.



Frankfurt am Main, March 2000



                                   CELANESE AG
                             THE BOARD OF MANAGEMENT



This document constitutes a translation of the authentic German version which can be requested from the company under the following address: Celanese AG, Corporate Finance / Capital Markets / AGM, Building C 660, D-65926 Frankfurt am Main.